SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For October 17, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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  (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)



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PRESS RELEASE NO. 1

            Appointment of New Chairman and Chief Executive Officer

(Hong Kong, October 17, 2003) - CNOOC Limited (the "Company"; NYSE: CEO; SEHK:
883) announces today that Mr. Wei Liucheng has resigned as Chairman and Chief Executive Officer of the Company and that Mr. Fu Chengyu has been appointed as Chairman and Chief Executive Officer of the Company with effect from October 16, 2003.

Mr. Fu has become the President of China National Offshore Oil Corporation ("CNOOC"), the Company's parent, following a recent appointment.

Mr. Fu is a board member and was the chief operating officer and president of CNOOC Limited. He has very extensive experience in the industry after working for both local and foreign oil companies in China for over 28 years. He graduated from Northeast Petroleum Institute in China and received a Master's degree in petroleum engineering from University of Southern California in the United States.

Mr. Fu said, "I am excited about this appointment and the challenges and opportunities associated with it. I will work closely with the board, management team and staff, with a view to bringing the Company to a new plateau."

Mr. Zhou Shouwei, president of the Company said, "Mr. Fu is a familiar face to our shareholders and the market. I am confident that the Company will further grow and develop under his leadership."



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Attachment:
[OBJECT OMITTED]     Mr. Fu Chengyu
                     President, China National Offshore Oil Corporation
                     Chairman and CEO, CNOOC Limited



Mr. Fu Chengyu was born in 1951. He graduated from Northeast Petroleum Institute in China and received a Master's degree in petroleum engineering from University of Southern California in the United States. He has over 28 years of experience in the oil industry in the PRC.

Mr. Fu previously worked in China's Daqing, Liaohe and Huabei oilfields. He joined China National Offshore Oil Corporation ("CNOOC") in 1982 and served as chairman of the joint management committee formed through joint ventures between CNOOC and the international oil companies including BP Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip, etc. He was vice president of CNOOC Nanhai East Corporation from 1994 to 1995. In December 1995, he was appointed vice president of Phillips China Inc. and general manager of the Xijiang Development Project. In 1999, Mr. Fu became president of CNOOC Nanhai East Corporation.

Since 2000, Mr. Fu has been a vice president of CNOOC. In 2001, he served as executive director, executive vice president, and president and chief operating officer of CNOOC Limited. In August 2002, Mr. Fu was appointed chairman and chief executive officer of China Oilfield Services Limited, a listed oilfield service vehicle of CNOOC.


In October 2003, Mr. Fu became president of CNOOC.


PRESS RELEASE NO. 2

             CNOOC LIMITED EARNED A2 (STABLE) RATING FROM MOODY'S


(Hong Kong, October 17, 2003) - CNOOC Limited (the "Company"; NYSE: CEO; SEHK:
883) announced that Moody's Investors Service ("Moody's") upgraded the issuer rating of the Company and the foreign currency long-term debt rating of its guaranteed subsidiary, CNOOC Finance (2002) Limited, to A2 from Baa1.

Moody's also upgraded the issuer rating of the Company's parent - China National Offshore Oil Corporation from Baa1 to A2.

The outlook on all the ratings is stable.

Mr. Mark Qiu, CFO and Senior Vice President of the Company, commented, "we are happy to see Moody's recognition of the Company's strength. The rating upgrade will serve as a strong reminder to the markets about




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CNOOC Limited's strong financial profile, competitive cost structure and solid operations. It will benefit the Company in reducing funding costs in the future."


End


Notes to Editors:


              CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 352,780 BOE per day for the first half of 2003.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas offshore China: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 2,047 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.


              CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further inquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
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Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/852-3141-8063/3141-8091




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Fax: 852-2510-8199
E-mail:   anne.lui@knprhk.com
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          carol.chan@knprhk.com
          ---------------------
          maggie.chan@knprhk.com
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                                CNOOC Limited


                                                By:  /s/ Cao Yunshi
                                                     -----------------------
                                                     Name:  Cao Yunshi
                                                     Title:  Company Secretary

Dated: October 17, 2003